UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

BBVA Group executed today the transfer of a 100% of the share capital of the Peruvian company “AFP Horizonte, S.A.” in favor of “AFP Integra, S.A.” and “Profuturo AFP, S.A.”, who have each acquired 50% of said company.

The share transfer was completed and settled today through the Electronic System of the Lima Stock Exchange.

The total consideration paid for the shares is approximately US$ 544 million, which, for information purposes, is approximately equivalent to 1,410 million of Peruvian new Soles (nuevos soles peruanos). This consideration is composed by a price of approximately US$ 516 million and a dividend distributed prior to the closing of approximately 73.6 million Peruvian new Soles.

The capital gain net of taxes arising from the transaction amounts to approximately € 208 million.

Further to the announcement made on May 24, 2012, disclosing the strategic review of alternatives for its mandatory pension fund administrators business in Latin America, BBVA finalises the process with this sale, which comes after the sale of the Mexican Pension Fund Business (Afore), the Colombian Pension Fund Administrator Business, and the agreement to sell the Chilean Pension Fund Administrator Business (which closing is pending).

Madrid, April 23, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 23, 2013	By:	/s/ Franciso Javier Rodríguez Soler
Name: Franciso Javier Rodríguez Soler
Title: Management Director – M&A